

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 22, 2008

Mr. Martin R. Gausvik
Executive Vice President
CMP Susquehanna Radio Holdings Corp.
3280 Peachtree Road, NW, Suite 2300
Atlanta, GA 30305

> **Re:** **CMP Susquehanna Radio Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
>
> **Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and**
> **September 30, 2008**
> **File No. 333-143558**

Dear Mr. Gausvik:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1. As required by Item 303 of Regulation S-K, please discuss your results of operations for the periods covered by the financial statements using the financial statements included in your filing. The discussion regarding the combined information that you have presented for 2006 should be considered pro forma information. Your pro forma financial information should be prepared in accordance with Article 11 of S-X and should reflect the impact of only the transaction that has had the significant impact on comparability. Where the pre- and post-transaction periods are separately presented in the historical financial statements, it would be inappropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of S-X. A discussion based upon pro forma financial statements should only be prepared for the fiscal year preceding the date of the transaction. Once the effects of you acquisition of SPC are reported in historical financial statements for a full year, then MD&A should be based upon the historical financial statements only from that point forward. This discussion should only be a supplement to the discussion of the audited financial statements. Disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of a complete set of pro forma financial statements (in other words, one that reflects the adjustments) will be necessary in order to facilitate an understanding of the basis of the information being discussed unless those same statements are already included in the filing.

Notes to the financial statements

5. Long-term Debt, page F-18

2. It appears that the senior subordinated notes issued by CMP Susquehanna Corp are guaranteed by you and other subsidiaries. Tell us why you did not include the condensed consolidating financial information and required disclosures, in a note to the financial statements, in accordance with Rule 3-10 (d) of Regulation S-X.

8. Acquisitions and Dispositions, pageF-23

3. We note that you accounted for the exchange of one radio station for another radio station in accordance with SFAS 153. We believe that radio stations are businesses and therefore exchanges of radio stations should be accounted for in accordance with SFAS 141. Also, please note that paragraph 9 of EITF 98-3

indicates that paragraph 10 of SFAS 141 states that "the exchange of a business for a business also is a business combination". In this regard, tell us why you believe that your accounting for the exchange of radio stations under SFAS 153 rather than SFAS 141 is appropriate

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director